UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549



                                    SCHEDULE 13D

                      Under the Securities Exchange Act of 1934



                            Telscape International, Inc.
                                  (Name of Issuer)


                            Common Stock, $.001 par value
                           (Title of Class of Securities)


                                     730905 10 6
                                   (CUSIP Number)


                             Morris F. DeFeo, Jr., Esq.
                             Swidler & Berlin, Chartered
                           3000 K Street, N.W., Suite 300
                               Washington, D.C. 20007
     (Name, address and Telephone Number of Person Authorized to Receive Notices
                                 and Communications)


                                    June 24, 1998
               (Date of Event which Requires Filing of this Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

                                    SCHEDULE 13D


     CUSIP NO. 730905 10 6


     1.   Name of Reporting Person
               Oscar Garcia Mora

     2.   Check the appropriate box if a member of a group
          (a)[  ]
                                                            (b)[  ]
     3.   SEC Use only

     4.   Source of Funds
               WC

     5.   Check Box if disclosure of legal proceedings is required pursuant to
     items 2(d) or (e)            [  ]
               Not Applicable

     6.   Citizenship or place of organization
               Mexico

                                  7.   Sole Voting Power
                                        1,149,167 shares of Common Stock,
                                        $.001 par value
     Number of Shares
     Beneficially                  8.   Shared voting power
     Owned by                           Not Applicable
     Each
     Reporting                     9.   Sole dispositive power
     Person                              1,149,167 shares of Common Stock,
                                         $.001 par value

                                   10.  Shared dispositive power
                                        Not Applicable

     11. Aggregate amount beneficially owned by each reporting person 1,149,167 shares of Common Stock, $.001 par value

     12.  Check box if the aggregate amount in row (11) excludes certain shares
     [  ]
               Not Applicable

     13.  Percent of class represented by amount in row (11)
               14.5%

     14.  Type of reporting person
               IN

     Item 1. This statement relates to the Common Stock, $.001 par value (the "Common Stock"), of Telscape International, Inc., a Texas corporation ("Telscape"), whose principal executive offices are located at:

               2700 Post Oak Blvd., Ste. 1000
               Houston, TX  77056

     Item 2. The person filing this statement is Oscar Garcia Mora. His business address is c/o Telereunion, Inc., Moras No. 430 Freeway, Col. Del Valle, Del. Benito Juarez, 03100 Mexico, D.F. Mr.
               Garcia   Mora   is   Vice   President   of   Telereunion,   Inc.
               ("Telereunion"), a Delaware corporation, and, a subsidiary of Telscape. Mr. Garcia Mora is the beneficial owner and president of Sky Associates International LLC ("Sky"), a Delaware entity. During the last five years, Mr. Garcia Mora has not been convicted in a criminal proceeding nor was he a party to a civil proceeding of a judicial or administrative body of competent jurisdiction. Mr. Garcia Mora is a citizen of Mexico.

     Item 3. Working capital of Sky totaling $350,400 was used to exercise 160,000 Series A Common Stock Warrants that Sky owned resulting in an increase in Common Stock of Telscape of 160,000 shares on June 24, 1998.

     Item 4.   Investment of working capital by Sky.

     Item 5. (a) Mr. Garcia Mora, individually and through Sky, beneficially owns 1,149,167 shares of Common Stock of Telscape or 14.5% of the 7,908,721 shares issued and outstanding on 6/25/98. The number of shares beneficially owned does not exclude any rights of Mr. Garcia Mora other than the shares of Common Stock issuable upon exercise of 25,000 options vesting over three years granted to Mr. Garcia Mora on April 30, 1998 as the rights represented thereby are subject to vesting not anticipated to occur within the next sixty (60) days.

               (b) Mr. Garcia Mora has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all 1,149,167 shares of Common Stock of Telscape.

               (c) Other than as described herein, there were no transactions in the Common Stock of Telscape effected during the past sixty (60) days by Mr. Garcia Mora.

               (d) There is no other person known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such securities reported herein.

     Item 6.   There   are   no   material   contracts,   understandings,   or
               relationships.

     Item 7.   There are no Exhibits.

     Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



    7/23/98                     /s/ Oscar Garcia Mora
    __________________          _________________________________________
     Date                          Signature



                                   Oscar Garcia Mora
                                   Name